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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17563

FEB 28 20

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marcus Schloss & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Whitehall Street
(No. and Street)

New York,	N.Y.	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Cusumano (212) 483-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, James Cusumano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marcus Schloss & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

Chief Financial Officer
Title

____
Notary Public

LAURIE LADNER
Notary Public, State of New York
No. 01LA5089242
Qualified in Kings County
Commission Expires Nov. 25, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

MARCUS SCHLOSS & CO., INC.

December 31, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Marcus Schloss & Co., Inc.

We have audited the accompanying statement of financial condition of Marcus Schloss & Co., Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note B to the statement of financial condition, the Company values securities owned not readily marketable at tax basis, rather than at fair value. This valuation is not in conformity with accounting principles generally accepted in the United States of America, and the effects on the statement of financial condition of this practice are not reasonably determinable.

In our opinion, except for the effects of valuing certain securities owned as discussed in the third paragraph above, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marcus Schloss & Co., Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 24, 2002

0 Broad Street
lew York, NY 10004
212.422.1000
212.422.0144
V www.grantthornton.com

rant Thornton LLP
S Member of Grant Thornton International

Marcus Schloss & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 93,597
Securities owned, at market	3,794,600
Securities pledged to third party	12,575,000
Due from clearing broker	3,084,466
Investment in MSC Partners, L.P.	55,716,508
Secured demand notes receivable - fully collateralized	12,500,000
Investments owned not readily marketable - at tax basis	430,582
Fixed assets (net of accumulated depreciation and amortization of $1,140,811)	321,855
Other assets	302,669
	$88,819,277

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, but not yet purchased - at market	$ 3,170,700
Obligation to return collateral	12,575,000
Payable to other broker dealer	11,680,580
Due to former principals - subordinated	3,368,334
Deferred compensation payable - subordinated	4,307,018
Other liabilities and accrued expenses	196,050
	35,297,682
Commitments	
Notes payable subordinated to the claims of general creditors	12,500,000
Stockholders' equity	41,021,595
	$88,819,277

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

NOTE A - GENERAL BUSINESS

Marcus Schloss & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company, a NASDAQ market maker, is principally engaged in dealer, trading and investment activities related to securities and options for its own proprietary accounts. The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Proprietary security and option transactions and related expenses are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

Securities owned are stated at quoted market values.

Securities sold, but not yet purchased, are stated at quoted market values. Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Fixed assets, which are comprised primarily of furniture and fixtures, are recorded at cost and depreciated over their estimated useful lives (five to seven years) using an accelerated method.

Investment in MSC Partners, L.P. is stated at contributed amounts adjusted for the Company's share of gains and losses, which approximates fair value.

Investments not readily marketable are valued at tax basis and include: (a) securities for which there is no market on a securities exchange or no independent publicly quoted market; (b) securities which cannot be publicly offered or sold because of other arrangements, restrictions, or conditions applicable to such securities or to the Company; and (c) investments in limited partnerships.

Amounts due to former principals are reflected at amounts which reasonably approximate fair value.

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes.

NOTE B (continued)

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125, which revises accounting standards for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-component approach which focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. The Company adopted SFAS No. 140 for the year ended December 31, 2001. The adoption of this statement had no material effect on the Company's financial statements.

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - DUE FROM CLEARING BROKER

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

NOTE D - INVESTMENT IN MSC PARTNERS, L.P.

The Company has a 34.65% limited partnership interest in MSC Partners, L.P., an affiliated securities trading and investment partnership. The stockholders of the general partner of MSC Partners, L.P. are also stockholders of the Company.

NOTE D (continued)

The following information summarizes selected financial information of MSC Partners, L.P. as of December 31, 2001:

Total assets	$211,246,343
Total liabilities	$ 50,449,991
Partners' capital	$160,796,352

NOTE E - COMMITMENTS

The Company is obligated under noncancellable operating leases through January 2003. In addition to base rent, the leases provide for the Company to pay certain expenses. In addition, the Company charges a related party $10,100 per month pursuant to an oral month-to-month subrental agreement which expires concurrently with the underlying lease. Future aggregate minimum annual rent payments under these leases are approximately as follows:

Fiscal year	Minimum rental commitment
2002	$236,000
2003	20,000
	$256,000

NOTE F - 401(k) PLAN

The Company maintains a 401(k) plan for all eligible employees, as defined, whereby the Company matches the employees' contributions up to 6% of total salary dollar for dollar.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Company is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

NOTE G (continued)

The Company has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (rule 15c3-3). At December 31, 2001, the Company had net capital of $ 2,467,750 which exceeded its requirement of $250,000 by $2,217,750.

NOTE H - NOTES PAYABLE SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Notes payable subordinated to the claims of general creditors at December 31, 2001 consist of noninterest-bearing secured demand notes of $1,300,000, $2,400,000, $1,700,000, $700,000 and $6,400,000 maturing June 30, 2003, June 30, 2003, June 30, 2003, June 30, 2003 and June 30, 2002, respectively. The Company has accepted collateral with a fair value of approximately $13,524,000 at December 31, 2001 under secured demand note collateral agreements. The Company is permitted by the agreements to repledge, and has repledged, $12,575,000 of such collateral as of December 31, 2001.

These subordinated borrowings are from stockholders of the Company and are includable in the Company's regulatory capital under rule 15c3-1 of the Securities and Exchange Commission.

Subordinated notes payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's minimum capital requirements.

NOTE I - DUE TO FORMER PRINCIPALS

The Company has amounts due to former stockholders of $3,368,334, which accrue interest at 5% to 7% per annum. Future aggregate principal payments for the fiscal years 2002 to 2009 are as follows:

Fiscal year	Obligated payments to former principals
2002	$ 791,910
2003	791,898
2004	297,421
2005	297,421
2006	297,421
Thereafter	892,263
	$3,368,334

NOTE I (continued)

The amounts due to former principals are subordinated to the claims of general creditors of which $3,070,902 is considered capital in the Company's calculation of net capital under rule 15c3-1 of the Securities and Exchange Commission. These amounts may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's minimum capital requirements.

The Company, in accordance with the Stockholders' Agreement, can withhold from the last and next to last installments due a selling stockholder an amount sufficient to reimburse the Company for the stockholder's proportionate share of commitments originating from any fiscal year during which the selling stockholder owned common stock in the Company.

NOTE J - DEFERRED COMPENSATION PLAN

In 1997, the Company entered into deferred compensation agreements with various officers and employees of the Company, pursuant to which $4,307,018 is still outstanding as of December 31, 2001. The amounts are due in 2013. The officers and employees of the Company elected to subordinate their deferred compensation to the claims of the general creditors as of February 2, 1998. Such amount is considered capital in the Company's calculation of net capital under rule 15c3-1 of the Securities and Exchange Commission and may be paid off only if, after giving effect to such payment, the Company meets the Securities and Exchange Commission's minimum capital requirements.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

MARCUS SCHLOSS & CO., INC.

December 31, 2001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Marcus Schloss & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Marcus Schloss & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

:0 Broad Street
New York, NY 10004
T 212.422.1000
212.422.0144
W www.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
January 24, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com